SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated March 16, 2006 announcing that Groupe Danone has entered into a 50-50 joint venture with the Grameen Group to form a company called the Grameen Danone Foods Social Business Enterprise in Bangladesh.

March, 16th 2006

Launching of Grameen Danone

Foods Social Business Enterprise

The Grameen Group* and Groupe Danone entered into a 50-50 joint venture agreement effective March 16th 2006, to form a company called the Grameen Danone Foods Social Business Enterprise in Bangladesh.

A unique initiative, joining the efforts and expertise of Danone, the world leading healthy food company and Grameen Group, created by the founder of the most successful and celebrated micro-finance and social business enterprise, Grameen Bank, Grameen Danone Foods’ mission will be to bring daily healthy nutrition to low income, nutritionally deprived populations in Bangladesh and alleviate poverty through the implementation of a unique proximity business model.

Leveraging on the respective strengths of its founding partners, the Grameen Danone Foods model will rely on the creation of independent business and job opportunities in the farming, processing and sales and distribution sectors. To ensure the sustainability of the initiative, special emphasis will be put on providing appropriate micro-financing solutions together with adequate professional training to the members of the local communities that will engage business with the project.

Consistent with the values of its founding partners, Grameen Danone is also highly committed to protect the environment of its communities and will predominantly rely on solar energy and biogas energies for its operations as well as the use of innovative, environment friendly packaging solutions for its products.

The initial focus of Grameen Danone will be the launch of an easily affordable dairy product. It has been specifically developed to fulfill the nutritional needs of children in Bangladesh and to contribute to their strong growth by bringing them the benefits of milk and other micronutrients they lack.

A first factory will be built in Bogra (150 kms North of Dhaka) and will start operations by year-end 2006. Several hundreds livestock-farming and distribution jobs are expected to be created in the local community as a result of this first implementation. In order to maximize the social impact of the project, Grameen and Danone intend to reinvest the profits of Grameen Danone Foods, beyond its cost of capital, in the multi-local deployment of this unique proximity model throughout the country.

Corporate Communications : +33 1 44 35 20 75 / 20 74 Groupe DANONE 17, boulevard Haussmann, 75009 Paris Fax : +33 1 44 35 24 80	1

Professor Muhammad Yunus, Chairman, Grameen Group, commented: “This represents a unique initiative in creating a social business enterprise, i.e. an enterprise created not to maximize profit, but created with a declared mission to maximize benefits to the people served, without incurring losses. It is a small project to begin with, but contains the seed of a new breed of business, which can change the economic world fundamentally. World famous Danone’s participation in it, and Danone chairman Franck Riboud’s presence in Dhaka to put his own signature in the Agreement, shows very clearly that this is not a fancy idea of a graduate student, but this is a serious business - business to make a difference to the world.”

Franck Riboud, Chairman and CEO of Groupe DANONE, commented: “I’m deeply convinced that our future relies on our ability to explore and invent new business models and new types of business corporations. This partnership with a company as iconic and visionary as the Grameen Bank is for Danone a huge step in that direction and in better achieving our mission: to bring health through food to the largest number of people.”

With around 13 billion euros of total sales in 2005 (around US $15.5 billion), Groupe Danone is the world leader in Fresh Dairy Products and Bottled Water (in terms of volumes), and joint world leader in the Biscuits market. 50% of Groupe Danone’s 90,000 employees work in Asia Pacific and Danone operates around 100 factories in this part of the world.

Grameen Bank is the institution which gave micro credit to the world. It serves 5.8 million borrowers, 96 per cent women, representing as many families. Borrowers own the bank. It lends over half a billion dollars a year in loans averaging $120, without any collateral, or legal instruments. The bank lends for income generating purposes, for housing, for higher education of the children of the borrowers. It lends to beggars without interest. Its deposit base is larger than the loan outstanding.

*	Grameen Group consists of the following sister companies of Grameen Bank: Grameen Byabosha Bikash, Grameen Kalyan, Grameen Shakti, and Grameen Telecom.

Corporate Communications : +33 1 44 35 20 75 / 20 74 Groupe DANONE 17, boulevard Haussmann, 75009 Paris Fax : +33 1 44 35 24 80	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 17, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer